February 9, 2015

Derek Newman

Senior Counsel

Office of Disclosure Review and Accounting

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Resource Real Estate Diversified Income Fund –
File Nos. 333-183982 and 811-22749

Dear Mr. Newman:

On December 12, 2014, Resource Real Estate Diversified Income Fund (the “Registrant” or the “Fund”) filed Post-Effective Amendment No. 7 to the Registrant’s Registration Statement (the “Amendment”) on Form N-2. The Amendment was filed pursuant to Rule 486(a) under the Securities Act for the primary purpose of adding three additional share classes to the Fund. On January 28, 2015, you provided oral comments to the Registration Statement. Please find below the Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Revisions related to the summary portion of the prospectus have carried over to the rest of the prospectus but are omitted from the following for the sake of brevity.

Comment 1.

In your response letter, please provide the standard Tandy representations.

Response.

The standard Tandy representations are provided at the end of this response letter.

Comment 2.

Please file the auditor’s consent with the Post-Effective Amendment to the Registrant’s Registration Statement filed in connection with this response letter.

Response.

The Registrant has filed the auditor’s consent with the Post-Effective Amendment to the Registrant’s Registration Statement filed in connection with this response letter.

Comment 3.

Please confirm that the Expense Limitation Agreement (as defined in the Prospectus) will be in place one year from the effective date of the Post-Effective Amendment to the Registrant’s Registration Statement filed in connection with this response letter.

Response.

The Registrant confirms that the Expense Limitation Agreement will be in place one year from the effective date of the Post-Effective Amendment to the Registrant’s Registration Statement filed in connection with this response letter. The Registrant has indicated where applicable in such Post-Effective Amendment that the Expense Limitation Agreement will remain in effect at least until February 28, 2016.

Comment 4.

In the expense examples following the “Fund Expenses” tables in the Prospectuses, please enhance the disclosure to indicate that the Expense Limitation Agreement was only used in calculation of the “1 Year” expenses.

Response.

The Registrant has added the following language immediately after the expense examples in the Class U and Class T Prospectus:

“In the above examples, the Expense Limitation was used to calculate expenses for the ‘1 Year’ period only.”

The Registrant has added the following language immediately after the expense example in the Class D Prospectus:

“In the above example, the Expense Limitation was used to calculate expenses for the ‘1 Year’ period only.”

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The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Craig Foster at (614) 469-3280.

Sincerely,

/s/ Craig Foster

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